May 2019 Nasdaq: MESO ASX: MSB Operational Highlights and Financial Results for the Nine Months and Quarter Ended March 31, 2019 Exhibit 99.2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. | 2

Our Mission Mesoblast is committed to bring to market innovative cellular medicines to treat serious and life-threatening illnesses |

Premier Global Cellular Medicines Company Commercialization Innovative Technology Platform1 Innovative technology targets the most severe disease states refractory to conventional therapies Well characterized multimodal mechanisms of action Underpinned by extensive, global IP estate Building focused US sales force for acute GVHD product launch Industrial-scale manufacturing to meet commercial demand First approved products commercialized by licensees in Japan2 and Europe3 Increasing revenues and milestone payments Mesenchymal precursor cells (MPCs) and their culture-expanded progeny mesenchymal stem cells (MSCs). Licensee JCR Pharmaceuticals Co., Ltd. received the first full PMDA approval for an allogeneic cellular medicine in Japan and markets this product under its trademark, TEMCELL® Hs Inj. Licensee Takeda Pharmaceuticals Co Ltd received first central marketing authorization approval from the European Commission for an allogeneic stem cell therapy and markets this product under its trademark, Alofisel®. Late Stage Pipeline Upcoming BLA submission for steroid-refractory acute GVHD 2 blockbuster product candidates completed Phase 3 trial enrollment - heart failure and back pain China cardiovascular partnership established

Recent Corporate Highlights Remestemcel-L for Steroid-Refractory Acute Graft Versus Host Disease FDA has agreed to a rolling Biologics Licence Application (BLA) review of remestemcel-L for the treatment of steroid-refractory acute Graft Versus Host Disease (aGVHD) in children. Initiated the BLA rolling submission, with filing of the first module. The rolling process will provide opportunity for ongoing communication, and during this process the Company expects it will be able to adequately address any substantial matters raised by the FDA. Revascor for Advanced and End-Stage Heart Failure Mesoblast and the International Center for Health Outcomes and Innovation Research at the Icahn School of Medicine at Mount Sinai entered into a Memorandum of Understanding to conduct a confirmatory clinical trial using Revascor for reduction of gastrointestinal (GI) bleeding in end-stage heart failure patients implanted with a left ventricular assist device (LVAD). Phase 3 trial in advanced heart failure has completed patient enrollment, with 566 patients randomized to receive Revascor or placebo. The study, conducted across 55 centers in North America, will complete when sufficient primary endpoint events have accrued.

Recent Corporate Highlights (continued) MPC-06-ID for Chronic Lower Back Pain Phase 3 trial in chronic low back pain has completed enrollment with 404 patients randomized to receive MPC-06-ID or placebo. All assessable patients have now completed at least 12-months of safety and efficacy follow-up. Partnerships and License Arrangements Mesoblast extended its license with JCR Pharmaceuticals Co., Ltd. (JCR) in Japan for use of TEMCELL®1 HS Inj. in patients with Epidermolysis Bullosa. JCR has now filed to extend marketing approval for this indication. Board of Directors – Welcomes New Leadership The Board appointed Joseph R. Swedish as Chairman in April 2019. Mr Swedish brings deep healthcare expertise and a track record in healthcare resource allocation and reimbursement metrics, as the Company enters commercial stage. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

2004: Mesoblast is founded in Melbourne, Australia and listed on the ASX 2014: Granted manufacturing pioneer status by Economic Development Board of Singapore 2013: Acquired MSC business from Osiris Therapeutics with trailing earn-out and milestone payments on the MSC business 2011: Entered into manufacturing partnership with Lonza Group in Singapore for MPC medicines 2015: Dual listed on the Nasdaq 2016: TEMCELL® HS Inj (MSC medicine) launched in Japan by Mesoblast licensee JCR 2017: Entered licensing agreement with Takeda for the treatment of certain fistulae; Alofisel ® approved in EU 2018: Entered into partnership agreement with Tasly for cardiovascular assets in China 2019: Initiates first Biologics License Application (BLA) submission to US FDA: remestemcel-L (MSC) for steroid refractory acute graft versus host disease Corporate History Over a decade of scientific, manufacturing, clinical development and corporate transaction experience targeted at bringing to market, cellular medicines for inflammatory diseases 2010: Entered into strategic alliance to develop and commercialize MPC therapeutics 2019: Smith & Nephew acquires Osiris Therapeutics including rights to the trailing earn-out and milestone payments on the MSC business

Partnerships and License Agreements

JCR Pharmaceuticals Co., Ltd.

- JCR has rights to use our MSC technology to treat SR acute GVHD in Japan
- Its product, TEMCELL ® HS Inj.[1], was the first fully approved allogeneic cellular medicine in Japan
- Royalties and milestones received in last twelve months exceed US$5 million
- License expanded in Oct 2018 to cover use in treatment of epidermolysis bullosa – a highly debilitating and sometimes lethal skin disease

Takeda

- Patent license agreement entered in Dec 2017 with Takeda (formerly TiGenix NV) providing exclusive access to certain IP for local treatment of perianal fistulae
- Mesoblast is eligible to receive up to €20 million in milestone payments plus royalties upon commercial sales of Alofisel ® worldwide

TASLY

- Exclusive cardiovascular rights in China
- Mesoblast received US$40 million on closing, eligible to receive additional milestones and royalties

1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

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Commercial and Late-Stage Product Pipeline

Financials |

` For the nine months ending (US$m) March 31, 2019 March 31, 2018 Operating net cash outflows (38.7) (54.8) Investing net cash outflows (0.2) (0.7) Financing net cash inflows 71.6 69.6 Net increase in cash 32.7 14.1 Cash reserves of US$70.4 million as at March 31, 2019 An additional US$35.0 million may be available under existing arrangements with Hercules Capital and NovaQuest, subject to achievement of certain milestones 29% (US$16.1 million) reduction in net operating cash outflows for the nine months ended March 31, 2019, primarily due to the timing of receipts of milestone payments Cash Reserves of US$70.4 million Significant reduction in operating net cash outflows for the nine months |

| 11 For the nine months ending (US$m) March 31, 2019 March 31, 2018 Milestone revenue 11.0 12.8 Commercialization revenue 3.3 2.5 Interest revenue 0.5 0.3 Total revenue 14.8 15.6 28% growth in commercialization revenue from royalty income on sales of TEMCELL® HS. Inj.1 Corporate transactions drive milestone revenues US$10.0 million of milestone revenue from licensee Tasly Pharmaceutical Group in FY2019 US$11.8 million of milestone revenue from licensee Takeda Pharmaceuticals in FY2018 Both periods include US$1.0 million of milestone revenue from JCR Pharmaceuticals TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd. Revenues – Continued Growth in Royalties and Substantial Milestone Revenues from Corporate Transactions |

Profit and Loss for the nine months ending (US$m) March 31, 2019 March 31, 2018 Total Revenue 14.8 15.6 Research and development (48.4) (48.4) Manufacturing (12.9) (3.4) Management & administration (16.0) (16.7) Contingent consideration (3.4) 7.9 Other operating income & expenses (1.0) 1.2 Finance costs (7.9) (0.4) (Loss)/Profit before tax (74.9) (44.1) Income tax benefit 5.8 29.7 (Loss)/Profit after tax (69.1) (14.5) Increase in loss primarily due to the following items: - in the current period: US$9.5 million increase in commercial manufacturing reflects investment to support potential launch for aGVHD product US$7.5 million of increased finance costs on non-dilutive capital inflows from Hercules and NovaQuest - and in the comparative period: a one-off non-cash income tax benefit of US$23.0 million due to a revaluation of tax liabilities given changes in tax rates non-cash US$7.9 million gain on contingent consideration for reduction of future payments to third parties Increased Loss due to Investment in Manufacturing and Financing, and Non-cash Gains in Comparable Period from Revaluation of Tax and Contingent Consideration |

Operational Highlights |

Minimal Treatment Options Market Opportunity Burden of Illness aGVHD is a life-threatening complication that occurs in ~50% of patients receiving allogeneic bone marrow transplants (BMT)1 Steroid-refractory aGVHD is associated with mortality rates as high as 90%1,7 and significant extended hospital stay costs2 There is only one approved treatment for SR-GVHD, and no approved treatment for children under 12 years old, outside Japan In Japan, Mesoblast’s licensee has received the only product approval for SR -aGVHD in both children and adults >30,000 allogeneic BMTs performed annually worldwide (>20K US/EU) ~20% paediatric3,4 Our licensee, JCR Pharmaceuticals Co., Ltd launched TEMCELL® HS Inj.5 in Japan for SR-aGVHD in 2016; reimbursed up to ~US$195k6 SR-aGVHD represents US$ > 700m US/EU market opportunity4,8 Acute Graft Versus Host Disease (aGVHD) Significant market opportunity for remestemcel-L | 1. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology. 2. Anthem-HealthCore/Mesoblast claims analysis (2016). Data on file 3. Niederwieser D, Baldomero H, Szer J. (2016) Hematopoietic stem cell transplantation activity worldwide in 2012 and a SWOT analysis of the Worldwide Network for Blood and Marrow Transplantation Group including the global survey. 4. Source: CIBMTR Current Uses and Outcomes of Hematopoietic Cell Transplantation 2017 Summary. Passweg JR, Baldomero, H (2016) Hematopoietic stem cell transplantation in Europe 2014: more than 40,000 transplants annually. 5. TEMCELL is the registered trademark of JCR Pharmaceuticals Co. Ltd. 6.Based on a JPY = USD 0.009375 spot exchange rate on market close on November 11, 2016. Amounts are rounded. Source: Bloomberg. 7. Axt L, Naumann A, Toennies J (2019) Retrospective single center analysis of outcome, risk factors and therapy in steroid refractory graft-versus-host disease after allogeneic hematopoietic cell transplantion. Bone Marrow Transplantation. 8.Data on file

Remestemcel-L: SR-aGVHD is Associated with Significant Burden of Illness in Children (US)[1]

Pediatric SR aGVHD vs. No GVHD

Average Additional Hospitalization LOS: 28 days

Average Additional Outpatient Visits: 30

Average Additional Prescription Fills: 7

Average Additional All-Cause Cost : ~$500k

1. Data on File: HealthCore® Claims Analysis

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Remestemcel-L: Results from Providers/Payers Qualitative US Market Research[1]

(n=20)

Reaction to Tested Target Profile[2]

0		6 (Median Response)	7 (Max Rating Product Attributes)

Most Significant Value Drivers for Remestemcel-L

- Day 28 overall response rate (especially grade C/D)
- Day 100 & Day 180 Survival rates
- No increase in infections
- Large clinical data set (n ~300)
- Ability to administer the drug outpatient

"Remestemcel-L is Expected to Become Standard of Care"

- Multiple Respondents[1]

1. ZS Associates June 2018 Qualitative Market Research: MCO Medical Directors n=5, Transplant Center Directors n= 5, Hospital Pharmacy Directors n=5, AMC-based Hem/Oncs / KOLs n=3
2. Data on file.

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Remestemcel-L: Overview of US Product Reimbursement

Pricing of Relevant Agents in the Refractory Hematology / Oncology Setting[1,2]

US$50k	$100k	$200k	$375k	$475k	$500k
Branded immune-suppressants [1]	Combination of Branded immune-suppressants + ECP[1]	Defitelio®[2]	Yescarta®[3]	Kymriah®[3]	

Treatment	Defitelio (defibrotide sodium)	Yescarta (axicabtagene cilloleucel)	Kymriah (tisagenlecleucel)
Indication(s)	▪ Treatment of adult and pediatric patients with hepatic veno-occlusive disease (VOD), with renal or pulmonary dysfunction following hematopoietic stem-cell transplantation (HSCT)	▪ Treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma(DLBCL) not otherwise specified, primary mediastinal large B-cell lymphoma, high grade B-cell lymphoma, and DLBCL arising from follicular lymphoma	▪ Patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse ▪ Adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy including diffuse large B-cell lymphoma (DLBCL) not otherwise specified, high grade B-cell lymphoma and DLBCL arising from follicular lymphoma

1. Data on File.
2. Redbook May 2019 –Dosing derived from Defitelio package insert with minimum treatment days of 21 and maximum 60 treatment days as defined in label, 75Kg average weight data from CDC.
3. https://www.reuters.com/article/us-gilead-sciences-fda/fda-approves-gilead-cancer-gene-therapy-price-set-at-373000-idUSKBN1CN35H.

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20 65% 73% 67% 61% 68% 65% 62% 0% 20% 40% 60% 80% 100% All Patients Grade BGrade CGrade D (n=241)(n=48)(n=73)(n=120) Any SkinAny GIAny Liver (n=114)(n=208)(n=66) Complete Response was 14%, Partial Response was 51% Responses were observed for all GVHD grades and did not differ by baseline organ involvement Kurtzberg et al: Presentation Tandem Feb 2016 Population: steroid-refractory aGVHD pediatric patients 241 pediatric patients undergoing HSCT were enrolled and treated at 50 sites in North America and Europe from 2007-2014 Ages 2 months – 17 years Acute GVHD grades B-D (CIBMTR) Failed steroid treatment and multiple other agents aGVHD not improving after at least 3 days of methylprednisolone (at least 1 mg/kg/day or equivalent) Remestemcel-L: Expanded Access Program (Protocol 275) Overall Day 28 Response in 241 Pediatric aGVHD Patients Receiving Remestemcel-L as First-line or Salvage Therapy After Failing Steroids1 | Response Rate

Remestemcel-L: Expanded Access Program Correlation of Day 28 Overall Response with Day 100 Survival, Using Remestemcel-L as First-line or Salvage Therapy After Failing Steroids and/or Additional Treatments1 Kurtzberg et al: Presentation Tandem Feb 2016 Remestemcel-L in Children with SR-aGVHD who failed multiple other modalities - Survival of Pediatric Patients Treated with Remestemcel-L 28-Day Responders vs Non-responders n=241 In 241 Children under EAP, Overall Response (CR+PR) at Day 28 was 65% (95% CI: 58.9%, 70.9%) Day 100 survival correlated with overall response, and was significantly improved in those who responded at Day 28 (82% vs. 39%, p<0.0001) |

Multi-center, single-arm, open-label study to evaluate efficacy and safety to day 100 (GVHD001) and from day 100 to day 180 (GVHD002) 55 pediatric patients (2 months to 17 years) aGVHD following allogeneic HSCT failing systemic corticosteroid therapy Grade B aGVHD involving liver and/or GI tract with or without concomitant skin disease Grades C and D aGVHD involving skin, liver and/or GI tract Primary endpoint: Overall response at Day 28 Key secondary endpoint: Survival at Day 100 | Remestemcel-L: Phase 3 Pediatric Trial (GVHD001) - First-line therapy in aGVHD after failing steroids1 Data on file.

Subjects Enrolled 55 Age (years) Mean (SD) 7.8 (5.44) Median (minimum, maximum) 7.6 (0.6, 17.9) Gender Male 35 (63.6%) Female 20 (36.4%) Underlying Disease AML 18 (32.7%) ALL 12 (21.8%) Anemia 5 (9.1%) CML 4 (7.3%) Sickle Cell 3 (5.5%) JML 2 (3.6%) MDS 2 (3.6%) Other 9 (16.4%) | Remestemcel-L: Phase 3 Trial Protocol GVHD001 – Demographics1 Data on file.

Remestemcel-L: Phase 3 Trial

Protocol GVHD001 - Disease characteristics reflect aGVHD severity[1]

GVHD Grade at Baseline



Grade B
Grade C
Grade D

- 89% of subjects had Grade C/D disease at baseline
- 47% of subjects had Grade D disease at baseline

Baseline Organ Involvement



Skin Only Lower
GI Only
Two Organs
Three Organs

- 26% of subjects had Skin involvement only
  - All had stage 3 (n=10) or stage 4 (n=4) disease
- 38% of subjects had Lower GI involvement only
  - 16/21 had stage 3 (n=6) or stage 4 (n=10) disease
- 36% of subjects had multi-organ involvement, all with Lower GI
  - 6/20 had all three organs involved
  - 10/20 had Lower GI + Skin
  - 4/20 had Lower GI + Liver

1. Data on file.

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Grade C/D GVHD has Significantly Worse Survival than Grade A/B1

50% 70% 73% 69% 0% 20% 40% 60% 80% Grade B Grade CGrade D (n=6) (n=23)(n=26) All Subjects (n= 55) Data on file Remestemcel-L: Phase 3 Trial Protocol GVHD001 - Primary efficacy overall response at Day 28 was 69%, p=0.00031 | 69% Overall Response rate at Day 28 (29% CR + 40% PR); (95% CI: 55%, 81%) p-value calculated from the binomial distribution, under the assumption of a 0.45 success rate under the null hypothesis 100%

Remestemcel-L: Phase 3 Trial

Overall response at Day 28 predicts survival through six months[1]

- Phase 3 study evaluated remestemcel-L in 55 children to improve overall response rate and survival
  - 89% of children had grade C/D disease, the most severe form and historically associated with up to 90% mortality[2,3]
- Study successfully met the primary endpoint of improved Day 28 Overall Response (OR)
  - 69% vs 45% protocol-defined historical control rate (p=0.0003)
- Day 100 Overall Survival 75%, with 87% survival in Day 28 responders
- Day 180 Overall Survival 69%, with 79% survival in Day 28 responders
- Remestemcel-L infusions well tolerated
- Findings consistent with previous results in 241 SR-aGVHD children under expanded access program who failed to respond to multiple biologic agents[4]

1. Data on file.
2. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology.
3. Axt L, Naumann A, Toennies J (2019) Retrospective single center analysis of outcome, risk factors and therapy in steroid refractory graft-versus-host disease after allogeneic hematopoietic cell transplantation. Bone Marrow Transplantation
4. Kurtzberg J. et al. Effect of Human Mesenchymal Stem Cells (remestemcel-L) on Clinical Response and Survival Confirmed in a Large Cohort of Pediatric Patients with Severe High-Risk Steroid-Refractory Acute Graft Versus Host Disease. BBMT. 2016; 22.

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Remestemcel-L: Protocol GVHD001/002 survival1 | Data on file. Overall Survival Probability Days Since First Dose of Remestemcel-L Survival in Day 28 Responders Day 100 - 87%; Day 180 - 79%

Remestemcel-L: Regulatory and Commercial Strategy Overview FDA agreed to rolling review of BLA submission Fast Track designation provides eligibility for FDA priority review Ramp-up for inventory build is underway Commercialization strategy in place for product launch Building out efficient, targeted sales force - 15 centers account for ~50% of patients TEMCELL®1 HS Inj. sales experience in Japan informs commercial strategy for the U.S. 1. TEMCELL® HS Inj. is a registered product of JCR Pharmaceuticals Co. Ltd.

| October 2013 Mesoblast acquires MSC-100-IV from Osiris Therapeutics Product Development / Manufacturing Optimization February 2016 JCR Pharmaceuticals Launches Temcell in Japan under New Regenerative Medicine Regulatory Pathway (out-licensee) 2020 SR-aGVHD Pediatric US Launch SR-aGVHD Pediatric Ex-US Launch 2018 Pediatric Phase 3 (US) Top Line Data Mesoblast has over 10 years of experience in hematology-oncology space Remestemcel-L: Positive Phase 3 Results Q12018 Large US Pediatric GVHD Expanded Access Program (>240 patients) SR-aGVHD Adult US/Ex-US Parallel Launch Chronic GVHD Remestemcel-L: Comprehensive Global GVHD Program Label extension Other Indications

Advanced and End-Stage Heart Failure

Common Treatment Pathway in Progressive Heart Failure[1]

Class I — **Progressive Vascular (Endothelial) Dysfunction and Heart Failure** — **Class IV**

Early

- **ACEI or ARB**
- **Statins**
- **Beta blockers**
- **Re-vascularization or valvular surgery**

Pharmacological Add-on

- **Diuretics for fluid retention**
- **Aldosterone antagonists**
- **Hydralazine / isosorbide dinitrate**
- **Digitalis**

→

New Oral Therapies for Class II-IV[2]

- **If ACEI / ARB tolerated, *sacubitril/valsartan***

→

Mesoblast Target Market: Advanced and End-Stage HF patients[3]

Advanced → ***End-Stage***

Limited Therapeutic Options

- Cardiac Resynchronization Therapy (CRT)
- Implantable Cardioverter-Defibrillator (ICD)
- LVAD
- Heart transplants

1. Source: Simon-Kucher & Partners 2017. Primary research 2017; Payers n=35, KOLs n=15, Cath lab managers n=4.
2. Corlanor® (ivabradine) approved by FDA (April 2015). ENTRESTO® (sacubitril/valsartan) approved by FDA (July 2015).
3. GlobalData-PharmaPoint Heart Failure (2016); McMurray et al., 2012; Yancy et al., 2013, 2016 ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure.

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Advanced Heart Failure
Revascor – Commercial opportunity

Burden of Illness

- Approx. 8 million patients with chronic heart failure by 2030 in US alone[1]
- 17-45% globally die within 1 year of hospital admission[1]
- Majority of advanced heart failure patients die within 5 years[1]

Limited Options / Unmet Need

- Despite recent advances in newly approved drugs, limited treatment options are available for patients with advanced heart failure[2]
- New therapies to reduce hospitalizations and mortality in patients with advanced heart failure who have failed other therapies
- Greatest need is in NYHA class III-IV where event rate is highest

Market Opportunity

- US healthcare costs for NYHA class II-IV patients $USD115bn/year[5]
- Hospitalizations account for ~69% of expenditure[3-5]
- **Multi-billion dollar annual market opportunity in US**[4,5]


Normal Heart
Systolic Heart Failure
Less blood pumped out of ventricles
Weakened heart muscle can't squeeze as well

1. Heart Failure: Preventing disease and death worldwide – European Society of Cardiology 2014., 2. ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure., 3. Gurwitz JH, Magid DJ, Smith DH, et al. Contemporary Prevalence and Correlates of Incident Heart Failure with Preserved Ejection Fraction. The American Journal of Medicine. 2013;126(5):393-400. Derived by applying a HF-REF prevalence rate of 32.6% to the U.S. rate of 5.7m U.S. patients., 4.A Reevaluation of the Costs of Heart Failure and its Implications for Allocation of Health Resources in the United States. Voigt J. Clinl.Cardiol. 37, 5, 312-321 (2014)., 5.The Medical and Socioeconomic Burden of Heart Failure: A Comparative Delineation with Cancer. Dimitrios, F. International Journal of Cardiology (2015), doi: 10.1016/j.ijard.2015.10.172.

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Revascor: Phase 2 Randomized, Controlled Trial Identified Optimal Therapeutic Dose and Target Patient Population for Phase 3

Objectives

- Identify a dose response and an optimal therapeutic dose
- Identify optimal target population for therapeutic effect
- Evaluate placebo vs. 25, 75, 150MM MPCs injected by endomyocardial catheter in 60 patients with class II/III heart failure and EF<40%

Results

- At 6 months: Dose-dependent effect seen on left ventricular remodeling, with 150MM cell dose (MPC-150-IM) showing greatest effect vs. controls

LVESV Month 6 - Baseline



60.0
40.0
20
0.0
-20.0
-40.0
N=12
N=15 p=0.809
N=13 p=0.156
N=15 p=0.015
19.7
19.9
4.0
-7.3
Control Corrected Change=26.9mL
Control
25MM
75MM
150MM

LVEDV Month 6 - Baseline



60.0
40.0
20
0.0
-20.0
-40.0
N=12
N=15 p=0.256
N=13 p=0.450
N=15 p=0.020
19.8
34.5
8.7
-9.7
Control Corrected Change=29.5mL
Control
25MM
75MM
150MM

Source: Circ Res. 2015; 117:576-584. Perin E et al. A Phase II Dose-Escalation Study of Allogeneic Mesenchymal Precursor Cells in Patients With Ischemic or Non-Ischemic Heart Failure. LVESV = Left ventricular end systolic volume; LVEDV = Left Ventricular End-Diastolic Volume; EF = Ejection Fraction.

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Revascor: Therapeutic Benefit on LV Remodeling in Phase 2 Subjects with LVESV >100ml[1]

- Placebo corrected benefit of 150MM cell dose on cardiac volumes and ejection fraction at 6 months was greatest in patients with more advanced heart failure as defined by baseline LVESV>100ml at baseline



Baseline LVESV>100mL
Δ LVESV - Month 6 Baseline; mL
85
65
45
25
5
-15
-35
P<0.02
Control
150MM
ΔLVESV = 54mL
Baseline LVESV>100mL
Δ LVEDV - Month 6 Baseline;mL
70
50
30
10
-10
-30
-50
P<0.03
Control
150MM
ΔLVEDV = 51mL
Baseline LVESV>100mL
Δ LVEF - Month 6 Baseline;%
8
3
-2
-7
-12
P<0.05
150MM
Control
ΔLVEF = 8.1%

	Change (Entire cohort) Month 6 minus baseline			Change (LVESV>100mL) Month 6 minus baseline			
	PBO (n=15)	150M MPC (n=15)	Δ, PBO corrected	PBO (n=7)	150M MPC (n=11)	Δ, PBO corrected	P-values
LVESV	+20	-7	-27	+46	-8	-54	<0.02
LVEDV	+20	-10	-30	+41	-10	-51	<0.03
LVEF	-2.3	+0.6	+2.9	-6.4	+1.7	+8.1	<0.05

1. Source : Perin et al., Journal of Cardiac Failure 2015; Vol 21(8): S107; 19th Annual Scientific Meeting of the Heart Failure Society of America, Emerson et al. LVESV = Left ventricular end systolic volume; LVEDV = Left Ventricular End-Diastolic Volume; LVEF = Left Ventricular Ejection Fraction.

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Revascor: A Single Dose Prevented Any HF-MACE for 36 Months in Patients at Highest Risk of Recurrent Events and Death (Those with LVESV>100ml) in Phase 2

% HF-MACE Kaplan-Meier Curve over 36 months following treatment in all patients[1]



HF-MACE - Free Probability
1.00
0.75
0.5
0.25
0.0
MPC-150 million
Control
Log rank=p0.026
0
10
20
30
40
Time to HF-MACE (months)

Treatment Group	Incidence HF-MACE	Estimated Final HF-MACE Free Probability	Final 95% CI
150 million MPC	0/15 (0%)	1.00	0.94, 1.00
Control	5/15 (33%)	0.67	0.38, 0.85

HF-MACE Kaplan-Meier Curve over 36 months following treatment in patients with LVESV>100ml[2]



HF-MACE - Free Probability
1.00
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
MPC-150 million
Log rank=p0.0007
Control
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
Time to HF-MACE (days)

- Over 36 months, patients receiving 150M MPC had significantly greater probability of remaining free of a first HF-MACE vs. controls (0% vs. 33%, p = 0.026 by log-rank)
- All HF-MACE events occurred in controls with baseline Left Ventricular End Systolic Volume (LVESV)>100ml, where the treatment effect size was even greater (0% vs. 71%, p = 0.0007 by log rank)
- Controls with baseline LVESV>100ml had 11 total/recurrent HF-MACE events over 36 months vs. 0 in matched patients receiving 150M MPCs (p=0.0007)

1. HF-MACE is defined as a composite of cardiac related death or non-fatal heart failure hospitalisations. 2. Circ Res. 2015; 117:576-584. Perin E et al. A Phase II Dose-Escalation Study of Allogeneic Mesenchymal Precursor Cells in Patients With Ischemic or Non-Ischemic Heart Failure 3. Journal of Cardiac Failure 2015; Vol 21(8): S107; 19th Annual Scientific Meeting of the Heart Failure Society of America, Emerson et al.

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Trial design is 1:1 randomized, controlled, double blinded; conducted over 55 sites across North America using 150MM cell dose vs control Events-driven Phase 3 trial completed enrollment of 566 patients in February 2019 Primary endpoint: reduction in recurrent heart failure-related major adverse cardiac events such as heart failure-related hospitalizations and cardiac death Secondary endpoint: reduction in terminal cardiac events Target patient population enriched for those likely to be both highest risk for events and greatest responders to Revascor therapy | Advanced Heart Failure Revascor - Phase 3 trial fully enrolled

Market Opportunity Burden of Illness In the US there are approx. 250,000–300,000 patients annually who suffer from advanced systolic heart failure (NYHA Class III–IV)1 Despite optimal medical therapy, mortality exceeds 50% in class IV patients1 LVADs have improved survival, but morbidity remains high with patients on average experiencing greater than two hospitalization annually2 Gastrointestinal (GI) bleeding is the leading cause of non-surgical hospitalizations in LVAD patients2 Device attributable major adverse events (DAEs) can cost on average $USD46.5k per hospitalization2 Ongoing Unmet Need Approx. 4,500 – 5,500 assist devices are implanted annually in the US3, 4 US LVAD market is growing double-digit CAGR and represents significant market growth opportunity3,4 US targeted commercial footprint provides low cost market entry 1Gustafsson G, Rogers J. (2017) Left ventricular assist device therapy in advanced heart failure: patient selection and outcomes, 2 Mehra, MR Salerno C, Cleveland JC (2018) Health care resources use and cost implications in the MOMENTUM 3 long-term outcome study: a randomized controlled trial of a magnetically levitated cardiac pump in advanced heart failure, 3Agency for Healthcare Research and Quality – Healthcare Cost and Utilization Project – claims analysis using ICD-9 37.6 implantation of heart and circulatory assist systems, 4 Data on File End-Stage Heart Failure Revascor – Commercial opportunity in reducing GI bleeding in patients with LVADs

End-Stage Heart Failure

Revascor – Trials demonstrated reduced GI bleeding events in LVAD patients

MPCs prolong time-to-first major GI bleeding event and reduced cumulative major GI bleeding events in two randomized controlled trials in LVAD patients[1,2]


Pilot Randomized Controlled Trial
(LVAD-MPC Study #1)
6-Month Cumulative Incidence:
Controls: 40%
MPCs: 10%
Gray's Test for Equality of CIF: P=0.04
LVAD + Control
LVAD + MPC
Cumulative Incidence
1.0
0.8
0.6
0.4
0.2
0.0
0
100
200
300
400
Days to First Non-Surgical Major GI Bleeding Event Requiring Re-admission

MPC (n = 20)	Control (n = 10)	P-value
Event Rate (100-Pt-Months)	Event Rate (100-Pt-Months)	
4.2	14.2	0.06


Randomized Controlled Trial
(LVAD-MPC Study #2)
6-Month Cumulative Incidence:
Controls: 33%
MPCs: 17%
Gray's Test for Equality of CIF: P=0.02
LVAD + Control
LVAD + MPC
Cumulative Incidence
1.0
0.8
0.6
0.4
0.2
0.0
0
2
4
6
Months to First Non-Surgical Major GI Bleeding Event

MPC (n = 106)	Control (n = 53)	P-value
Event Rate (100-Pt-Months)	Event Rate (100-Pt-Months)	
3.8	15.9	<0.001

Rate of major GI bleeding events over 6 months in LVAD patients reduced by 70% and 76% with MPCs in two randomized controlled trials

1. Mesoblast internal data post-hoc analysis 2017 (clinicaltrials.gov; identifier: NCT01442129). 2. Presented at American Heart Association Scientific Sessions 2018.

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MPCs Reduce Hospitalization Rate from GI Bleeding by 65% in 159-Patient Phase 2 Trial1 1 Presented at American Heart Association Scientific Sessions 2018. End-Stage Heart Failure Revascor – Reduced hospitalization rate from GI bleeding in Phase 2 trial

Key benefits of the Regenerative Medicine Advanced Therapies (RMAT) designation include: Potential eligibility for priority review and accelerated approval Potential to utilize surrogate endpoints for accelerated approval Potential to utilize patient registry data and other sources of “real world evidence” for post approval studies, subject to approval by the FDA Mesoblast received guidance from FDA that reduction in major GI bleeding is a clinically meaningful outcome could be used as an endpoint to support product approval Next steps: Mesoblast entered into a MOU with InCHOIR1 to conduct a confirmatory clinical trial to support marketing approval of Revascor for reduction of GI bleeding in end-stage heart failure patients implanted with a LVAD Schedule meeting with FDA to discuss pathway to filing for BLA for marketing authorization Revascor Has Received RMAT Designation for Use in End-Stage Heart Failure Patients with LVADs End-Stage Heart Failure Revascor – Benefits from an expediated approval path under RMAT 1 InCHOIR = International Center for Health Outcomes and Innovation Research (InCHOIR) at the Icahn School of Medicine at Mount Sinai.

Chronic Low Back Pain (CLBP)

MPC-06-ID – Market opportunity in CLBP due to disc degeneration

Burden of Illness

- Back pain causes more disability than any other condition[1]
- Inflicts substantial direct and indirect costs on the healthcare system,[1] including excessive use of opioids in this patient population[2]

Minimal Treatment Options

- Treatment options for patients with CLBP who fail conservative therapy include opioids and surgery
- 50% of opioid prescriptions are for chronic low back pain (CLBP)[2]

Unmet Need

- Novel therapeutic approach for durable improvement in pain and function
- Potential alternative for opioid use or surgical intervention

Market Opportunity

- MPC-06-ID development focused on over ~3.2m patients with CLBP due to degenerative disc disease (DDD) in US alone[3,4,5]
- **US market opportunity >$USD $1 billion**[3,4,5.6]


Degenerative Disc Disease
L-1
L-2
L-3
L-4
L-5

Photo source: Medical Media Images.

1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880., 2. Decision Resources: Pain Management Study, Chronic Pain December 2013., 3. Decision Resources: Chronic Pain December 2015., 4. LEK & NCI opinion leader interviews, and secondary analysis., 5. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014. 6. Data on File.

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| B: Phase 2: Treatment Success Responders1,2 at both 12 & 24 Months p = 0.050 Subjects with missing data are classified as non-responders. Treatment Success Responders have a 50% reduction in LBP as measured by VAS AND a 15 point improvement in function as measured by ODI at a) 12 months, and b) both 12 and 24 months and no intervention through 24 months. A: Phase 2: Treatment Success Responders1,2 at 12 Months p = 0.032 Chronic Low Back Pain MPC-06-ID – Post-Hoc Phase 2 results provide target endpoints for Phase 3 trial |

Chronic Low Back Pain MPC-06-ID – Ongoing Phase 3 clinical trial | Three-arm study comparing 6-million MPC with or without hyaluronic acid (HA) against saline control Primary efficacy endpoint agreed to with FDA: Overall Treatment Success Composite at both 12 and 24 months as measured by: At least 50% reduction from baseline in Visual Analogue Scale (VAS) pain score at both 12 and 24 months post-treatment; and At least a 15 point decrease from baseline in Oswestry Disability Index (ODI) function score at both 12 and 24 months post-treatment; and No interventions affecting the treated disc through 24 months Study powered to show efficacy for either 6-million MPC arm (with or without HA) 404 patient 2:1 randomized Phase 3 trial completed enrollment March 2018 All patients have completed 12 month safety and efficacy follow-up

Anticipated CY2019 Milestones Remestemcel-L for Steroid-Refractory Acute Graft Versus Host Disease Completion of BLA filing for remestemcel-L in the treatment of steroid refractory aGVHD in children Revascor for Advanced and End-Stage Heart Failure Phase 3 trial in advanced heart failure continues accrual of primary endpoints through to completion Meet with FDA to discuss pathway for approval of Revascor for the reduction of GI bleeding in end-stage heart failure patients implanted with a LVAD Our cardiovascular partner in China, Tasly, to receive guidance on regulatory approval pathway for Revascor from the NMPA of China. MPC-06-ID for Chronic Low Back Pain Patient follow up continues through 24-month assessment of safety and efficacy in the Company’s Phase 3 trial of MPC-06-ID for chronic lower back pain Establish global and/or regional partnerships In advanced discussions on potential blockbuster products